February 28, 2014

To:	Barbara C. Jacobs, Assistant Director
Or Jeff Kauten, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ISMO Tech Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 11, 2014
File No.: 333-193328

Dear Ms. Jacobs:

ISMO Tech Solutions, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated February 25, 2014 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on February 11, 2014.  The following numbered responses correspond to those numbered comments as set forth in the SEC Letter.

Prospectus Summary

The Offering, page 5

1.

We note your response to prior comment 2.  Please revise to disclose that the proceeds will also be used for inventory and accounting expenses.

The Registrant has revised the disclosure on page 5 of the amended registration statement to read, as follows:

We will apply the net proceeds from the offering to pay for website development, marketing, office supplies and equipment, inventory, accounting expenses and general working capital.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 24

2.

We note that the second paragraph in the Weinberg & Baer, LLC report appears to be incomplete. Tell us how your auditors considered the requirements of PCAOB Auditing Standard No. 1 to refer to the standards of the Public Company Accounting Oversight Board (United States). Please revise your filing as necessary in response to this comment.

The Registrant is filing a complete audit report in the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Enrique Navas at tel: (888) 766-4660.  Alternatively, you may contact Bauman & Associates Law Firm, U.S. counsel for the Registrant, at tel: (702) 533-8372.

Sincerely,

/s/ Enrique Navas

Enrique Navas

President

Casa 11 – Princesa de Gales

Calle Oxford, Las Cumbres

Panama, Republic de Panama